Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2011	For the Twelve Months Ended December 31, 2010	For the Six Months Ended June 30, 2010
Earnings
Net income for common stock	$426	$893	$378
Preferred stock dividend	6	11	6
(Income) or loss from equity investees	—	2	—
Minority interest loss	—	—	(1)
Income tax	220	495	207

Pre-tax income for common stock	$652	$1,401	$590
Add: Fixed charges*	284	578	287
Add: Distributed income of equity investees	—	—	—
Subtract: Interest capitalized	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—

Earnings	$936	$1,979	$877

* Fixed charges
Interest on long-term debt	$253	$520	$261
Amortization of debt discount, premium and expense	10	17	8
Interest capitalized	—	—	—
Other interest	10	19	8
Interest component of rentals	11	22	10
Pre-tax preferred stock dividend requirement	—	—	—

Fixed charges	$284	$578	$287

Ratio of Earnings to Fixed Charges	3.3	3.4	3.1